                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of    February 2003
                                         --------------------




                             NORTHERN OFFSHORE LTD.
                   ------------------------------------------
                 (Translation of registrant's name into English)


                Par-la-Ville Place, 4th Floor, Par-la-Ville Road,
                             Hamilton HM08, Bermuda
                -------------------------------------------------
                    (Address of principal executive offices)





            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F X         Form 40-F
                              ---                 ---



            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                              ---                 ---

                         [NORTHERN OFFSHORE LTD. LOGO]

                             NORTHERN OFFSHORE LTD.


                     REPORT FOR THE FOURTH QUARTER OF 2002


FOURTH QUARTER AND FINANCIAL YEAR 2002 RESULTS
Northern Offshore Ltd reports consolidated earnings before interest, tax, depreciation and amortisation (EBITDA) of USD 5.8 million for the fourth quarter 2002, down from USD 8.9 million in the third quarter. The main reason for the decrease is a provision of USD 2.1 million for a claim against the Company by INPEX relating to alleged damage caused by Energy Searcher on a drilling contract.

For the financial year 2002 Northern Offshore Ltd reports consolidated EBITDA of USD 32.0 million compared to USD 25.4 million for the year 2001. The increase is mainly due to the inclusion of a full year's earnings from Energy Searcher, which was acquired in June 2001, together with improved day rates for Northern Producer.

We have reviewed our assets for impairment in accordance with US GAAP on an asset-by-asset basis. This review has resulted in a total write down of USD
21.6 million, which relates to two of our laid up rigs. This write down reflects a negative development in asset valuations in the drilling market over the last year and is based on third party open market valuations. Due to the lack of liquidity in the market for these types of asset, there is considerable uncertainty surrounding these valuations.

The net loss for the fourth quarter 2002 was USD 25.1 million compared to a net loss of USD 35.1 million for the same period in 2001. The difference is largely due to write downs of assets which amounted to USD 31.6 million in 2001 compared to USD 21.6 million in 2002 as discussed above.

The net loss for the full year of USD 19.9 million compares to a net loss of USD 37.4 million in 2001. In addition to the developments discussed above, we achieved a reduction of USD 1.5 million in interest expense by repaying debt and there was a reduction of depreciation expense by USD 0.9 million due to writing down asset book values. The net loss for the year includes a credit of USD 6.1 million recorded as the cumulative effect of a change in accounting principle due to changing our accounting policy for drydocking costs from the accrual method to the expense as incurred method. The net loss for 2001 includes an extraordinary profit on repurchases of debt of USD 6.4m and the cumulative effect of a change in accounting principle of USD 0.7m resulting from the adoption of FAS 133.

OPERATION
In the fourth quarter of 2002, Northern Producer's production level averaged 15,036 bbls/day. A total of 98,931 bbls of this production volume was Phase II production, and therefore paid according to the tariff agreement. On January 5, 2003, the contract with Texaco was extended to January 4 2005. Texaco has further options to extend the contract and the next option becomes declarable in January 2004.

In the 4th quarter the drill ship Energy Searcher completed its contract with INPEX, before the ship was employed on a short-term contract to Conoco. Due to the rig's good performance on this contract the rig became idle earlier than anticipated and the rig was therefore idle from December 18 until it entered into a contract with Repsol on January 25.

In connection with the INPEX contract, the contractor has decided to withhold USD 2.1 million of the claimed charterhire. Northern strongly contests INPEX's purported reasons for withholding these funds and has pushed the matter to arbitration.

The drill ships Northern Explorer II and Northern Explorer III and the semi-submersible drilling rig Galaxy Driller are still in lay-up near Singapore, while our drill ship Discoverer I is laid up in Mexico.

MARKET
The underlying strength in the oil and gas market has not improved the condition of the drilling market, which still remains weak. There are some internal differences such as the market for heavy Jackups, which remains tight, mainly caused by an active US market.

The conventional drilling market that can use Northern's assets is softening. Several conventional units competing with Northern's units will come off contracts in the coming months and this is likely to press rates further down. So far we have so far not seen any significant increase in E&P spending based on strong oil and gas prices.

FINANCIAL SITUATION
During the fourth quarter we generated USD 5.9 million of cash from operations and made net debt repayments of USD 5.2 million resulting in a net positive cash flow of USD 0.7 million.

As previously reported, we retained the firm of Houlihan, Lokey, Howard & Zukin to advise Northern in connection with its indebtedness and financial situation. During the last several months we have been in discussion with creditors and working towards a so called "Scheme of Arrangement" solution, which would have resulted in an offer to the company's bondholders to convert their debt claims to cash at a significant discount to par value. To become effective such a refinancing would have needed support from more than 75% of the bond holders and would have been subject to other conditions. Although a majority of the bondholders indicated support for this scheme one holder who represented more than 25% informed the Company that it would vote against the Scheme. Therefore the Board found no reason to pursue the Scheme. The agreement with the investment bank Houlihan, Lokey, Howard & Zukin has, as a result, also been terminated.

OUTLOOK
Based on the weakness of the drilling market and the substantial investments which would have to be spent to make the idle rigs ready for work, the Board sees in the near future no opportunity to get the idle rigs to generate positive cash flow.

Northern Producer is on contract to Texaco until end of 2004, and will thereby continue as a good cash flow generator.

Energy Searcher is expected to complete its current work in April. The rig has no fixed employment after this contract but Northern's management are currently pursuing several opportunities. In view of the current weakness of the drilling market, it should be expected that Energy Searcher will have more idle time and a lower contribution than last year.

The Company has loan repayments of USD 38.9 million falling due in 2003 (USD
20.3 million in March and USD 18.6 million in April), and USD 143.2 million falling due in 2005. As of December 31, 2002, the Company had both a deficiency in capital and working capital and is currently not generating sufficient cash flow to repay these obligations at maturity absent a refinancing, extension or asset sales discussed below. Any failure to pay the debt obligations due in 2003 within applicable grace periods would trigger a cross default in our Indenture governing our USD 143.2 outstanding 10% US bonds due in 2005. Under the assumption that Northern Producer remains on the existing declared contract to Texaco for 2003, and that the Energy Searcher is currently employed on a cash flow positive basis to Repsol until April this year, it is likely that Northern will show a positive cash flow for 2003 prior to debt principal repayment. Therefore, management is continuing to seek additional sources of financing and to restructure existing debt obligations. At the date of this report no new financing has been arranged and it is possible that management will not be able to restructure its existing debt obligations. If no new financing sources can be found or if it is not possible to restructure existing debt obligations then the Company will be forced to sell assets to meet its obligations or to liquidate. There is no guarantee that the Company would be able to raise sufficient capital through asset sales to meet its existing debt obligations.

It is likely that a discontinuation of operation in today's weak drilling market will put pressure on the asset values. In the interest of all Northern's Stakeholders the Board will therefore seek to find a solution with creditors where the major part of the scheduled debt repayment can be extended. In order to find such a solution the company will clearly need to extend the maturity of the NOK 150 million Norwegian Bonds which is due in April. The Board has approached the bond's trustee Norsk Tillitsmann in order to discuss such an extension. A solution will also be dependent on getting an extension of the current Avalon facility due in March.

As a result of these conditions there continues to be substantial doubt as to the ability of the Company to continue to operate as a going concern.

No adjustments have been made to this financial report relating to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.



Bermuda, February 28, 2003
The Board of Directors of Northern Offshore Ltd.

Contact:

Jon-Aksel Torgersen        Tel:  +47 22 93 60 00
Tor Olav Troim             Tel:  +47 90 68 82 67

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE FOURTH QUARTER 2002 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Income Statement                                                  4th quarter    4th quarter      12 months      12 months
                                                                     2002           2001             2002          2001
(USD 1,000)                                                                                                      (Audited)
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                              18,130         15,589         69,299          54,147
Operating Expenses                                                   -12,294         -9,703        -37,344         -28,706
Op. profit before depreciation (EBITDA)                                5,836          5,886         31,955          25,441
Depreciation                                                          -4,405         -4,693        -16,705         -17,629
Write down of vessels                                                -21,625        -31,604        -21,625         -31,604
Operating profit/-loss                                               -20,194        -30,411         -6,375         -23,792
Financial income                                                          52            137             82             431
Financial expenses                                                    -4,521         -5,084        -18,860         -20,394
Net currency gain/-loss                                                 -415             39           -423              -1
Net income/- loss before tax                                         -25,078        -35,319        -25,576         -43,756
Taxes                                                                    -31           -470           -453            -651
Net income/- loss before extraordinary item                          -25,109        -35,789        -26,029         -44,407
and cumulative effect of a change in
accounting principle
Extraordinary item - gain on repurchased bonds                             -              -              -           6,354
Cumulative effect of a change in accounting                               24            682          6,102             682
principle
---------------------------------------------------------------------------------------------------------------------------
Net income/-loss                                                     -25,085        -35,107        -19,927         -37,371
---------------------------------------------------------------------------------------------------------------------------

Average number of shares outstanding                             104,680,660    104,680,660    104,680,660      99,293,160

Per share amounts: USD
EBITDA                                                                  0.06           0.06           0.31            0.26

Net income/- loss before extraordinary item                            -0.24          -0.35          -0.25           -0.45
and cumulative effect of a change in
accounting principle
Extraordinary item - gain on repurchased bonds                             -              -              -            0.06
Cumulative effect of a change in accounting                                -           0.01           0.06            0.01
principle
---------------------------------------------------------------------------------------------------------------------------
Net income/-loss                                                       -0.24          -0.34          -0.19           -0.38
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Balance Sheet                                                                                   31st Dec,        31st Dec,
                                                                                                  2002             2001
(USD 1,000)                                                                                                      (Audited)
---------------------------------------------------------------------------------------------------------------------------
Drilling units and production platform                                                             149,071         187,368
Other non-current assets                                                                               836           1,500
Other current assets                                                                                10,474           7,573
Cash and cash equivalents                                                                            3,291           7,537
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Total assets                                                                                       163,672         203,978
---------------------------------------------------------------------------------------------------------------------------

Notes payable                                                                                      159,162         158,998
Secured loans                                                                                       22,989          37,225
Other liabilities                                                                                    9,841          17,007
Stockholders' deficit                                                                              -28,320          -9,252
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Total liabilities and deficit                                                                      163,672         203,978
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

NORTHERN OFFSHORE LTD.
UNAUDITED FINANCIAL REPORT FOR THE FOURTH QUARTER 2002 (PREPARED UNDER US GAAP)

---------------------------------------------------------------------------------------------------------------------------
Cashflow Statement                                                 4th Quarter    4th Quarter     12 months     12 months
                                                                       2002           2001           2002          2001
(USD 1,000)                                                                                                      (Audited)
---------------------------------------------------------------------------------------------------------------------------
Operating activities
Net income/-loss                                                      -25,085        -35,107        -19,927        -37,371
Adjustments  to reconcile net  income/-loss  to
net cash provided by operating activities:
Depreciation                                                            4,405          4,693         16,705         17,629
Write down of vessels                                                  21,625         31,604         21,625         31,604
Extraordinary item - gains from early                                       -              -              -         -6,354
retirements of debt
Cumulative effect of a change in accounting                                 -              -         -6,078              -
principle
Foreign currency gain/-loss from investing and                            530            134            875             16
financing activities
Changes in working capital items:
Decrease/-increase in trade accounts receivable                         6,670          5,484         -1,935          4,333
Increase/-decrease in trade accounts payable                              712          2,387           -395          3,848
Decrease/-increase in net receivables and                                  84            573            251            639
payables with related parties
Other changes in working capital items                                 -3,119         -6,978         -1,181          1,892
Net cash provided by operating activities                               5,921          2,790         10,039         16,236
Investing activities
Purchase and upgrading of production and                                    -         -1,375              -        -41,391
drilling vessels
Purchases of furniture and equipment                                       -6              -            -49             -2
Net cash used in investing activities                                      -6         -1,375            -49        -41,393
Financing activities
Proceeds from exercise of share options                                     -              -              -            589
Proceeds from the issuance of shares                                        -              -              -         16,799
Repurchases of notes                                                        -              -              -        -17,062
Proceeds from the issuance of loans                                         -              -         10,000         38,494

Repayment of loans                                                     -5,236         -5,500        -24,236        -10,500
Net cash provided by/-used in financing                                -5,236         -5,500        -14,236         28,320
activities
Net increase/-decrease in cash and cash                                   679         -4,085         -4,246          3,163
equivalents
Cash and cash equivalents at beginning of                               2,612         11,622          7,537          4,374
period
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                              3,291          7,537          3,291          7,537
---------------------------------------------------------------------------------------------------------------------------

MAJOR SHAREHOLDERS AS AT FEBRUARY 26, 2003:
--------------------------------------------------------------------------------------------------------------------------
OSPREY MARITIME LTD             53,813,342         51.40%    CITIBANK INTL. PLC. (LUX)         1,000,000         0.95%

ODIN NORDEN                      5,470,500          5.22%    TR0IM TOR OLAV                    1,000,000         0.95%

ODIN NORGE                       4,167,263          3.98%    VOLDSTAD HANS KRISTIAN              996,000         0.95%

FRANKLIN ENTERPRISES             3,700,000          3.53%    SCHIE STEIN H. C/O NORMARINE        831,716         0.79%

AKSJEFONDET GAMBAK               3,000,000          2.86%    SONG MIST SHIPPING                  708,000         0.67%

HAFSLUND INVEST AS               1,800,000          1.71%    OTHER SHAREHOLDERS               28,193,839        26.99%
                                                             -------------------------------------------------------------
                                                             TOTAL                            104,680,660      100.00%
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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORTHERN OFFSHORE LTD.
                                            ----------------------
                                                 (Registrant)


                                            By:  /s/ Tor Olav Troim
                                            --------------------------------
                                                  Tor Olav Troim
                                                  Director


Date: March 6, 2003